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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                            ________________________

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            ________________________

                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)
                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ________________________

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

                            ________________________

                             Gilbert M. Manchester
                       Vice President and General Counsel
                           Commercial Intertech Corp.
                               1775 Logan Avenue
                              Youngstown, OH 44501

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

Stuart Z. Katz, Esq.                      Herbert S. Wander, Esq.              Leigh B. Trevor, Esq.
Fried, Frank, Harris Shriver & Jacobson   Katten Muchin & Zavis                Jones, Day, Reavis & Pogue
One New York Plaza                        525 West Monroe Street - Suite 1600  North Point
New York, New York 10004                  Chicago, Illinois 60661-3693         901 Lakeside Avenue
(212) 859-8000                            (312) 902-5200                       Cleveland, Ohio 44114
                                                                               (216) 586-7247

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  This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries, Ltd., a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings set forth in the Schedule 14D-9.

1.  ITEM 2.  TENDER OFFER OF OAC AND UNITED DOMINION.

  Item 2 is hereby amended and supplemented by adding the following:

  On July 15, 1996, United Dominion issued a press release announcing that it had increased the price pursuant to the Offer to $30.00 per Share, net to the seller in cash, without interest.


2.  ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  Item 8 is hereby amended and supplemented by adding the following:

  On July 15, 1996, the Company issued a press release, a copy of which is attached as Exhibit 99.1 and which is incorporated herein by reference.

  On July 12, 1996, Paul J. Powers, the Chairman of the Board and Chief Executive Officer of the Company, sent a letter to employees of the Company, a copy of which is attached as Exhibit 99.2 and which is incorporated herein by reference.

3.  ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibits:

  Exhibit 99.1.  Press Release, dated July 15, 1996, issued by the Company.

  Exhibit 99.2. Text of Letter, dated July 12, 1996, sent by Paul J. Powers, the Chairman and Chief Executive Officer of the Company, to the employees of the Company.


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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By:   /s/  Gilbert M. Manchester
                                       -----------------------------------
                                 Name:  Gilbert M. Manchester
                                 Title: Vice President and General Counsel

Dated:  July 15, 1996

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                                 EXHIBIT INDEX

Exhibit No.                         Exhibit
- -----------                         -------
Exhibit 99.1    Press Release, dated July 15, 1996, issued by the Company.

Exhibit 99.2 Text of Letter, dated July 12, 1996, sent by Paul J. Powers, the Chairman and Chief Executive Officer of the Company, to the employees of the Company.

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